SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*
                    Under the Securities Exchange Act of 1934

                         Merge Technologies Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    589981109
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                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 5, 2006
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

7

                                  SCHEDULE 13D

--------------------------------------------               ---------------------
CUSIP No.      589981109                                   Page 2 of 8 Pages
--------------------------------------------               ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                13,100
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               1,226,329
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                13,100
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,226,329
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,239,429
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Merge Technologies Incorporated, a Wisconsin corporation (the "Company").


Item 1.   Security and Issuer.

     The Company's principal executive office is located at 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214.

Item 2.   Identity and Background.

     (a) This Schedule 13D is being filed by Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), and is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"). Oracle Associates serves as the general partner of various domestic funds ("Domestic Funds"). The Investment Manager serves as the investment manager of various foreign and other investment funds (together with the Domestic Funds, the "Funds"). Mr. Feinberg also serves as trustee of the Feinberg Family Foundation (the "Foundation"). Mr. Feinberg may be deemed to indirectly beneficially own certain shares of Common Stock (as defined in Item 2(d) below), by virtue of the foregoing relationships, directly owned by the Funds. Mr. Feinberg may be deemed to have sole beneficial ownership of the shares of Common Stock held by the Foundation by virtue of his position as trustee. Mr. Feinberg may be referred to herein as the "Reporting Person."

     (b) The business address of the Reporting Person is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

     (c) The principal business of the Reporting Person is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Feinberg is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,239,429 shares of the Company's Common Stock (the "Shares"). The Shares are held by the Funds and the Foundation. Mr. Feinberg has investment discretion over the activities of the Funds through Oracle Associates and the Investment Manager, respectively, and over the activities of the Foundation as trustee. The Shares were purchased for an aggregate purchase price of $15,837,434. The funds for the purchase of the Shares held by the Funds came from capital contributions to the Funds by the investors in such Funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital. The Shares were purchased through margin accounts maintained with UBS which may extend margin credit to the Reporting Person and other persons under his investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     The primary interest of the Reporting Person is to maximize the value of the investment in the Company by the Funds and the Foundation.

     The Reporting Person is engaged in the investment business. In pursuing this business, the Reporting Person analyzes the operations, capital structure and markets of companies, including the Company, on a continuous basis. This may involve analysis of documentation and possibly discussions with knowledgeable industry and market observers, or representatives of such companies (often at the invitation of management). From time to time, the Reporting Person may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, or restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters. Such plans or proposals may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. There can be no assurance, however, that the Reporting Person will take any of the foregoing actions.

Item 5.   Interest in Securities of the Issuer.

(a) & (b) Ownership and power over disposition:
          -------------------------------------

A. Mr. Feinberg
   ------------

     (a) Amount beneficially owned: 1,239,429
     (b) Percent of class: 5.7% The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 21,798,842 shares of Common Stock issued and outstanding as of September 30, 2005 as reported in the Company's Report on Form 10-Q for the quarterly period ended September 30, 2005.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote:  13,100
          (ii)  Shared power to vote or direct the vote: 1,226,329
          (iii) Sole power to dispose or direct the disposition: 13,100
          (iv)  Shared power to dispose or direct the disposition:  1,226,329

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by the Reporting Person during the past 60 days are set forth on Exhibit 1 attached hereto. All such transactions were effected in open market purchases.

     (d) The Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Schedule 13D which constitute more than five percent of the total outstanding Common Stock.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     Attached hereto as Exhibit 1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by Mr. Feinberg which were effected during the past 60 days.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 14, 2006


                                  /s/ Larry N. Feinberg
                                  ----------------------------------------------
                                  Larry N. Feinberg






                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                        MERGE TECHNOLOGIES INCORPORATED]